VIA EDGAR

September 24, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Suzanne Hayes

Re: Comerica Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 1, 2012
File No. 001-10706

Dear Ms. Hayes:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated September 12, 2012, with respect to the above-referenced filings. This letter is being filed with the Commission electronically via the EDGAR system today.

In certain responses, we may agree to supplement the disclosures in our future filings. We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff's comments (indicated in bold) immediately preceding our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 12
Any reduction in our credit rating could adversely affect Comerica…, page 13

1.
We note that during the first quarter of 2012 Moody's Investors Service downgraded your long- and short-term credit ratings. Please expand your disclosure in future filings, beginning with your next Form 10-Q, to indicate that you were downgraded and to clarify the extent to which ratings downgrades have adversely affected your profitability, borrowing costs, or ability to access the capital markets.

RESPONSE OF THE CORPORATION
In response to the Staff's comment, beginning with our Form 10-Q for the period ending September 30, 2012, the Corporation will provide the following revision to the existing risk factor included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2011. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

•	Any reduction in our credit rating could adversely affect Comerica and/or the holders of its securities.

Securities and Exchange Commission
September 24, 2012

Rating agencies regularly evaluate Comerica, and their ratings are based on a number of factors, including Comerica's financial strength as well as factors not entirely within its control, including conditions affecting the financial services industry generally. There can be no assurance that Comerica will maintain its current ratings. In March 2012, Moody's Investors Service downgraded Comerica's long-term and short-term senior credit ratings one notch to A3 and P-2, respectively. In July 2012, Fitch Ratings revised Comerica's outlook to “Negative” from “Stable.” While recent credit actions have had little to no detrimental impact on Comerica's profitability, borrowing costs, or ability to access the capital markets, future downgrades to Comerica's or its subsidiaries' credit ratings could adversely affect Comerica's profitability, borrowing costs, or ability to access the capital markets or otherwise have a negative effect on Comerica's results of operations or financial condition and, if such reduction placed Comerica's or its subsidiaries' credit ratings below investment grade, could also create obligations or liabilities under the terms of existing arrangements that could increase Comerica's costs under such arrangements. Additionally, a downgrade of the credit rating of any particular security issued by Comerica or its subsidiaries could negatively affect the ability of the holders of that security to sell the securities and the prices at which any such securities may be sold.

2011 Overview and Key Corporate Initiatives, page F-4

2.
We note your disclosure on page 16 that you have announced a 2012 profit improvement plan focusing on “revenue enhancements and expense reduction initiatives.” Please expand your disclosure in future filings, beginning with your next Form 10-Q, to discuss the material components of the plan, as well as the actual revenue and expense objectives realized as a result of its implementation.

RESPONSE OF THE CORPORATION
In response to the Staff's comment, beginning with our Form 10-Q for the period ending September 30, 2012, the Corporation will provide the following disclosure within the Results of Operations section of Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Profit Improvement Plan
As part of the 2012 annual planning process, the Corporation identified revenue enhancement and/or expense reduction initiatives (the “profit improvement plan”) in order to offset 2012 financial headwinds, such as higher pension and healthcare expenses, as well as the revenue impact of regulatory changes. Approximately one-third of the initiatives relate to revenue opportunities and two-thirds relate to expense reduction or increased efficiencies. The primary components of the profit improvement plan include:

•
Revenue enhancements, such as increasing cross-sell referrals, reviewing credit pricing, reallocation of front-line resources to faster growing businesses, and reviewing all fee-based pricing and rates on deposits.

•
Expense reduction/efficiency improvements, such as centralizing, standardizing and consolidating similar functions, selective outsourcing of non-core functions, consolidating more than 450 vendors to less than 300, reducing discretionary spending and increasing utilization of technology.

The Corporation is closely monitoring the execution of these initiatives, which includes monthly progress reporting to executive management. The success of the wide range of initiatives, such as those outlined above, ranging from pricing adjustments and a more aggressive strategy of pursuing qualified referrals to better utilization of resources, can be evaluated based on the degree to which such programs were executed or are on track based on management's expectations. However, the financial impact of many of the components of the profit improvement plan cannot be quantified in isolation from year-to-date events and the operations of the Corporation. The Corporation's year-to-date [September] 2012 results of operations indicate that the profit improvement plan objective of offsetting higher pension and healthcare expenses and the revenue impact of regulatory changes is being achieved.

Securities and Exchange Commission
September 24, 2012

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

3.
Throughout this section you refer to compensation changes you made for 2011 based on feedback given to you by your shareholders. Please provide us with more information regarding the feedback. For instance, tell us what type of feedback you received, how you received it, whether and how you solicited it, etc.

RESPONSE OF THE CORPORATION
The Corporation's Investor Relations Department reaches out periodically in person or via telephone to our significant shareholders to solicit their feedback on a variety of issues related to our business, including past compensation practices. Shareholders also regularly provide us with unsolicited feedback through the mail, our website or by otherwise contacting our Investor Relations Department. Additionally, our Investor Relations Department keeps apprised of our significant shareholders' voting policies and their public statements on compensation issues. If appropriate, we reach out to our shareholders for clarification on such statements and how they may apply to the Corporation.

The feedback we receive covers various areas of shareholder interest. For example, as disclosed on page 24 of our proxy statement on Schedule 14A for the 2012 Annual Meeting of Shareholders, we received shareholder feedback with respect to the fact that the Corporation's total assets were smaller than the median asset size for its peer group. This comment was considered and changes were implemented by the Corporation's Governance, Compensation and Nominating Committee in its review of the Corporation's peer group for the 2011 performance year.

Benchmarking, page 26

4.
We note your disclosure that you compare compensation targets to market data “to ensure that they are both appropriate and competitive.” In future filings, please disclose the extent to which you adjust compensation metrics for the reportable year as a result of this comparison.

RESPONSE OF THE CORPORATION
In future proxy statements on Schedule 14A, the Corporation will expand its disclosure to the extent it compares total compensation targets to market data. By way of example, the sample language below (indicated in italics) provides an illustration of this type of expanded verbiage using 2011 peer comparisons. To the extent applicable, the Corporation intends to include similar disclosure in future proxy statements.

Benchmarking

Hewitt generates a compensation analysis for the Governance, Compensation and Nominating Committee (the "Committee") based on our peer group's proxy data (more detail on the peer group is provided in the "Short-Term Incentives" section on pages XX-XX). Recognizing that peers may be bigger or smaller than Comerica and that officer positions listed in the proxy vary from company to company, the data is used as a general indicator of compensation trends and pay levels. The information is not used to set specific compensation targets for the CEO or the other NEOs. The Committee reviews individual and company performance, historical compensation, as well as the scope of each position, to determine total compensation for the NEOs. We strive to be at the median of the marketplace on all elements of total compensation and expect variable compensation to increase or decrease relative to the median based on performance. Once total compensation targets are established, they are reviewed in relation to the market data to ensure they are both appropriate and competitive. In 2011, the Committee reviewed total compensation targets and determined they were appropriate in light of competitive practices and as indicated by market data, and no changes were made based on this review. Additionally, annually, Comerica purchases several published compensation surveys to evaluate compensation for our broader executive group and other staff positions.

Securities and Exchange Commission
September 24, 2012

Compensation Elements, page 29

Long-Term Equity Incentive Program, page 38

5.
Please expand your disclosure in future filings to explain how the Committee determined long-term equity awards to your named executive officers, as it currently is unclear what corporate and individual performance factors contributed to each named executive officer's stock and option awards. Additionally, please revise your disclosure to indicate how you consider “competitive equity values” and your “share usage compared with industry benchmarks.” For example, do you adjust long-term equity awards after reviewing award amounts granted by your peers?

RESPONSE OF THE CORPORATION
In future proxy statements on Schedule 14A, the Corporation will expand its disclosure on the determination of long-term equity awards for named executive officers ("NEOs"). By way of example, the sample language below (indicated in italics) provides an illustration of this type of expanded verbiage using 2011 long-term equity incentive awards. To the extent applicable, the Corporation intends to include similar disclosure in future proxy statements.

Long-Term Equity Incentive Program

Comerica believes the combination approach of granting stock options and restricted stock best allows us to motivate and retain our NEOs. Stock options align management with shareholder interests by providing value when the stock price increases. Restricted shares help to build long-term value that is realized with continued employment, reinforce our share ownership guidelines, and align management with shareholder interest, since the value increases or decreases based on Comerica's stock performance.

In determining the pool of shares available to grant each year, the Committee considers the following factors:

•	Comerica's current and past performance compared to its business plans and strategic initiatives

•	Industry compensation trends with respect to long-term equity incentive compensation (considering both total monetary value and as a percentage of base salaries)

•	The total number of shares available for grant under our long-term incentive plans and expected plan life

•	Analysis of Comerica's share usage rate, or burn rate, compared with the burn rates of other companies in the industry

•	The cost of the program to Comerica

In determining individual award values, the Committee considers Comerica's performance and the individual performance of each NEO, such as:

•	Comerica's and the business division's current and past performance compared to its business plans and strategic initiatives

•	Results related to specific individual responsibilities

•	Competitiveness of equity values, expressed as both monetary value and as a percentage of each NEO's base salary, compared to market data

•	The NEO's role in the organization and retention value of current equity ownership

•	Future potential to contribute to Comerica's sustained performance

The CEO recommends the award levels for the other NEOs, and the Committee makes the final award determination for all NEOs. The award considerations are not based on a formula, but are viewed as part of the NEO's total compensation opportunity, as described above under “Benchmarking” and “2012 Compensation Opportunity Mix.”

Securities and Exchange Commission
September 24, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 2 - Fair Value Measurements, page 5

6.
We note that you have classified certain assets and liabilities measured at fair value on a recurring and non-recurring basis as Level 3 in the fair value hierarchy, including auction rate securities, warrants, certain loans, nonmarketable securities, loan servicing rights, and other real estate. However, we were unable to locate a description of the valuation processes used (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2-f and 820-10-55-105. Please revise future filings to provide these disclosures.

RESPONSE OF THE CORPORATION
The Corporation's policies and procedures provide guidance on measuring fair value in accordance with generally accepted accounting principles, including the definition of fair value, acceptable valuation techniques, disclosure requirements and how measurements are classified in the fair value hierarchy. Assets measured at fair value on a recurring and nonrecurring basis classified as Level 3 in the fair value hierarchy represented 0.4 percent and 0.7 percent of total assets at June 30, 2012, respectively. Auction-rate securities available-for-sale constitute the substantial majority of Level 3 recurring fair value measurements. Changes in the fair value measurements of auction rate securities are recorded in other comprehensive income unless there is other than temporary impairment. Therefore, changes in Level 3 recurring fair value measurements generally have had an insignificant impact to the Corporation's results of operations. However, in response to the Staff's comment, beginning with our Form 10-Q for the period ending September 30, 2012, the Corporation will provide the following revisions to Note 2 - Fair Value Measurements. We have highlighted the verbiage therein (indicated in italics) that responds to your comment.

Investment securities available-for-sale
Securities classified as Level 3, of which the substantial majority is auction-rate securities, represent securities in less liquid markets requiring significant management assumptions when determining fair value. Due to the lack of a robust secondary auction-rate securities market with active fair value indicators, fair value for all periods presented was determined using an income approach based on a discounted cash flow model. The discounted cash flow model utilizes two significant inputs: discount rate and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities plus a liquidity risk premium. The liquidity risk premium was derived from observed liquidity premiums based on auction-rate securities valuations performed by third parties and incorporated the rate at which the various types of similar auction-rate securities had been redeemed or sold since acquisition in 2008. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and the Corporation's own redemption experience. As of June 30, 2012, approximately 81 percent of the aggregate auction-rate securities par value had been redeemed or sold since acquisition. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. Additionally, as the discount rate incorporates the liquidity risk premium, a change in an assumption used for the liquidity risk premium would be accompanied by a directionally similar change in the discount rate. The Corporate Development Department is responsible for determining the valuation methodology for auction-rate securities and for updating significant inputs based on changes to the factors discussed above. Valuation results, including an analysis of changes to the valuation methodology and significant inputs, are provided to senior management for review on a quarterly basis. On an annual basis, an independent third party verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Loans
The Corporation does not record loans at fair value on a recurring basis. However, periodically, the Corporation records nonrecurring adjustments to the carrying value of loans based on fair value measurements. Loans for which it is probable that payment of interest or principal will not be made in accordance with the contractual terms of the original loan agreement are considered impaired, which are reported as nonrecurring fair value measurements when a specific allowance for the impaired loan is established based on the fair value of

Securities and Exchange Commission
September 24, 2012

collateral. Collateral values supporting individually evaluated impaired loans are evaluated quarterly. When management determines that the fair value of the collateral requires additional adjustments, either as a result of non-current appraisal value or when there is no observable market price, the Corporation classifies the impaired loan as Level 3. The Special Assets Group is responsible for performing quarterly credit quality reviews for all impaired loans as part of the quarterly allowance for loan losses process overseen by the Chief Credit Officer, during which valuation adjustments to updated collateral values are determined.

Derivative assets and derivative liabilities
The Corporation holds a portfolio of warrants for generally nonmarketable equity securities with a fair value of $3 million at June 30, 2012. These warrants are primarily from high technology, non-public companies obtained as part of the loan origination process. Warrants which contain a net exercise provision or a non-contingent put right embedded in the warrant agreement are accounted for as derivatives and recorded at fair value on a recurring basis using a Black-Scholes valuation model. The Black-Scholes valuation model utilizes five inputs: risk-free rate, expected life, volatility, exercise price, and the per share market value of the underlying company. The Corporate Development Department is responsible for the warrant valuation process, which includes reviewing all significant inputs for reasonableness, and for providing valuation results to senior management. Increases in any of these inputs in isolation, with the exception of exercise price, would result in a higher fair value. Increases in exercise price in isolation would result in a lower fair value. The Corporation classifies warrants accounted for as derivatives as Level 3.

Nonmarketable equity securities
The Corporation has a portfolio of indirect (through funds) private equity and venture capital investments with a carrying value of $14 million at June 30, 2012. These funds generally cannot be redeemed and the majority are not readily marketable. Distributions from these funds are received by the Corporation as a result of the liquidation of underlying investments of the funds and/or as income distributions. It is estimated that the underlying assets of the funds will be liquidated over a period of up to 18 years. The investments are accounted for on the cost or equity method and are individually reviewed for impairment on a quarterly basis by comparing the carrying value to the estimated fair value. These investments may be carried at fair value on a nonrecurring basis when they are deemed to be impaired and written down to fair value. Where there is not a readily determinable fair value, the Corporation estimates fair value for indirect private equity and venture capital investments based on the Corporation's percentage ownership in the net asset value of the entire fund, as reported by the fund, after indication that the fund adheres to applicable fair value measurement guidance. For those funds where the net asset value is not reported by the fund, the Corporation derives the fair value of the fund by estimating the fair value of each underlying investment in the fund. In addition to using qualitative information about each underlying investment, as provided by the fund, the Corporation gives consideration to information pertinent to the specific nature of the debt or equity investment, such as relevant market conditions, offering prices, operating results, financial conditions, exit strategy and other qualitative information, as available. The lack of an independent source to validate fair value estimates, including the impact of future capital calls and transfer restrictions, is an inherent limitation in the valuation process. On a quarterly basis, the Corporate Development Department is responsible, with appropriate oversight and approval provided by senior management, for performing the valuation procedures and updating significant inputs, as are primarily provided by the underlying fund's management. The Corporation classifies both nonmarketable equity securities subjected to nonrecurring fair value adjustments and the estimated fair value of nonmarketable equity securities not recorded at fair value in their entirety on a recurring basis as Level 3. Commitments to fund additional investments in nonmarketable equity securities recorded at fair value on a nonrecurring basis were $1 million at both June 30, 2012 and December 31, 2011.

Other real estate
Other real estate is included in “accrued income and other assets” on the consolidated balance sheets and includes primarily foreclosed property. Foreclosed property is initially recorded at fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequently, foreclosed property is carried at the lower of cost or fair value, less costs to sell. Other real estate may be carried at fair value on a nonrecurring basis when fair value is less than cost. Fair value is based upon independent market prices, appraised value or management's estimate of the value of the property. The Special Assets Group obtains updated independent

Securities and Exchange Commission
September 24, 2012

market prices and appraised values, as required by state regulation or deemed necessary based on market conditions, and determines if additional write-downs are necessary. On a quarterly basis, senior management reviews all other real estate and determines whether the carrying values are reasonable, based on the length of time elapsed since receipt of independent market price or appraised value and current market conditions. Other real estate carried at fair value based on an observable market price or a current appraised value is classified by the Corporation as Level 2. When management determines that the fair value of other real estate requires additional adjustments, either as a result of a non-current appraisal or when there is no observable market price, the Corporation classifies the other real estate as Level 3.

Loan servicing rights
Loan servicing rights with a carrying value of $3 million at June 30, 2012, included in “accrued income and other assets” on the consolidated balance sheets and primarily related to Small Business Administration loans, are subject to impairment testing. Loan servicing rights may be carried at fair value on a nonrecurring basis when impairment testing indicates that the fair value of the loan servicing rights is less than the recorded value. A valuation model is used for impairment testing on a quarterly basis, which utilizes a discounted cash flow model, using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. On a quarterly basis, the Accounting Department is responsible for performing the valuation procedures and updating significant inputs, which are primarily obtained from available third-party market data, with appropriate oversight and approval provided by senior management. If the valuation model reflects a value less than the carrying value, loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model. As such, the Corporation classifies loan servicing rights as Level 3.

Item 2. Management's Discussion and Analysis of Financial Condition…, page 40

Allowance for Credit Losses and Nonperforming Assets, page 51

7.
We note that in the first quarter 2012 you implemented certain enhancements to the methodology used for determining your allowance for loan losses for business loans and that such enhancements resulted in an increase in your allowance for loan losses. Please revise your disclosure in future filings to discuss your rationale for such enhancements, particularly the expansion of the historical borrower rating migration and loss experience periods, and explain whether there was a corresponding impact to the qualitative component of your allowance as a result of these enhancements. Please also quantify the impact of these enhancements on your allowance for loans losses. Refer to ASC 310-10-50-11B(a)(3) and 310-10-50-11B(d).

RESPONSE OF THE CORPORATION
As described in Note 1 - Summary of Significant Accounting Policies in the Corporation's Annual Report on Form 10-K for the Year Ended December 31, 2011, the allowance for business loans not individually evaluated for impairment is determined by applying standard reserve factors to the pool of business loans within each internal risk rating. The standard reserve factors are updated quarterly and are based on estimated probabilities of default and loss given default. The standard reserve factors are supported by underlying analysis, including information on migration-based probability of default and loss given default experience from each of the three largest domestic geographic markets (Midwest, Western and Texas).

In the first quarter 2012, the Corporation enhanced its methodology by incorporating probability of default and loss given default experience from a national perspective in addition to a market by market basis and by expanding the time horizon of historical migration-based probability of default and loss given default experience used to develop the standard reserve factors for each internal risk rating, based on the following:

•
Management believes the expanded horizon is more relevant to the inherent losses in the Corporation's core business loan portfolio, as (1) the improving charge-off rates from recent periods may not be reflective of future trends given the environment of continued economic uncertainty, and (2) the expanded horizon reflects both earlier periods in the cycle that include peak periods of credit losses

Securities and Exchange Commission
September 24, 2012

resulting from the stressed economic environment, as well as the more recent improvement in credit quality trends.

•
Migrating to a national perspective (1) provides a deeper data pool for each internal risk rating, which reduces the impact of outliers on standard reserve factors for previously shallow data pools, (2) unites the markets on a single platform, promoting enhanced consistency across the organization, and (3) incorporates changes in market conditions in national, regional and local economies, reflecting the Corporation's view that borrower performance is impacted by changes in national economic conditions in addition to changes in the local economy.

In lieu of making qualitative adjustments to historical loss factors to reflect our view of current economic conditions, the Corporation modified its horizon and scope for migration and loss history to what management believes is reflective of current loss trends in the portfolio. Aside from this, the allowance methodology of the Corporation does not have an "unallocated" component.

To address the Staff's comments, beginning with our Form 10-Q for the period ending September 30, 2012, the Corporation will provide the following revision to the Allowance for Credit Losses and Nonperforming Assets section of Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations. We have highlighted the verbiage therein (indicated in italics) that respond to your comment.

The allowance for loan losses includes specific allowances, based on individual evaluations of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics. In the first quarter 2012, the Corporation implemented enhancements to the methodology used for determining standard reserve factors for business loans not individually evaluated. The enhancements, which resulted in an incremental increase to the allowance for loan losses of $25 million in the first quarter 2012, included (a) estimating probability of default and loss given default from a national perspective, in addition to a market-by-market basis, and (b) expanding the time horizon of historical, migration-based probability of default and loss given default experience used to develop the standard reserve factors for each internal risk rating. By expanding the horizon on migration and loss history, the Corporation is better able to capture the inherent losses in the core business loan portfolio, as the improving charge-off rates from recent periods may not be reflective of future trends given the environment of continued economic uncertainty, and the expanded horizon reflects both earlier periods in the cycle that include peak periods of credit losses, as well as the more recent improvement in credit quality trends. Estimating probability of default and loss given default from a national perspective provides a deeper data pool, unites the markets on a single platform, promoting enhanced consistency across the organization, and reflects the Corporation's view that borrower performance is impacted by changes in national economic conditions in addition to changes in the local economy.

*****

Securities and Exchange Commission
September 24, 2012

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4313; facsimile no. (214) 462-4489), Muneera S. Carr, Senior Vice President and Chief Accounting Officer (telephone no. (214) 462-6684; facsimile no. (214) 462-6810), or Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Karen L. Parkhill
Karen L. Parkhill
Vice Chairman and Chief Financial Officer

cc:	Ralph W. Babb, Jr., Chairman and Chief Executive Officer
Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs
Muneera S. Carr, Senior Vice President and Chief Accounting Officer